TABLE OF CONTENTS

An Oath or Affirmation 1

Rule 17a-5(d)(4) Exemption Report 2

Review Report of Independent Registered Public Accounting Firm on
Rule 17a-5(d)(4) Exemption Report 3

Report of Independent Registered Public Accounting Firm 4

Financial Statements:

Statement of Financial Condition 5

Statement of Operations 6

Statement of Changes in Members' Equity 7

Statement of Cash Flows 8

Notes to Financial Statements 9-11

Supplementary Information:

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 12

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 13